UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Condor Hospitality Trust, Inc. (CDOR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Pablo Vergara del Carril

Zang, Bergel y Viñes Abogados

Florida 537, 18th Floor C1005AAK

Buenos Aires, Argentina

+54(11) 4322-0033

+54 (11) 5166-7000

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 33 Pages

1.	NAME OF REPORTING PERSON Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON IN

*

Unless otherwise noted, the Reporting Persons beneficially own 3,787,166 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., 1,092,513 shares of Common Stock held by Real Estate Strategies L.P. and 48,076 shares of Common Stock held by Efanur S.A., (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and 32,305 shares of Common Stock issuable upon conversion of a promissory note held by Real Estate Strategies L.P. and (iii) 352,285 shares of Common Stock which would be received upon the conversion of the 487,738 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 3 of 33 Pages

1.	NAME OF REPORTING PERSON Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 4 of 33 Pages

1.	NAME OF REPORTING PERSON IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 5 of 33 Pages

1.	NAME OF REPORTING PERSON Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 6 of 33 Pages

1.	NAME OF REPORTING PERSON Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 7 of 33 Pages

1.	NAME OF REPORTING PERSON Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 8 of 33 Pages

1.	NAME OF REPORTING PERSON Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 9 of 33 Pages

1.	NAME OF REPORTING PERSON Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 10 of 33 Pages

1.	NAME OF REPORTING PERSON Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 11 of 33 Pages

1.	NAME OF REPORTING PERSON IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 12 of 33 Pages

1.	NAME OF REPORTING PERSON Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,545,348*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,545,348*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,545,348*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%*
14.	TYPE OF REPORTING PERSON CO

*

Efanur S.A. beneficially owns 2,545,348 shares of Common Stock, consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P. and 48,076 shares of Common Stock held directly, (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 325,752 shares of Series E Stock held by Real Estate Investment Group VII L.P., which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 13 of 33 Pages

1.	NAME OF REPORTING PERSON Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,497,272*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,497,272*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,272*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14.	TYPE OF REPORTING PERSON CO

*

Tyrus S.A. beneficially own 2,497,272 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 352,752 shares of Series Stock, which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 14 of 33 Pages

1.	NAME OF REPORTING PERSON Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,497,272*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,497,272*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,272*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14.	TYPE OF REPORTING PERSON CO

*

Jiwin S.A. beneficially own 2,497,272 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 352,752 shares of Series Stock, which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 15 of 33 Pages

1.	NAME OF REPORTING PERSON Elsztain Managing Partner Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,241,818*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,241,818*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,818*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14.	TYPE OF REPORTING PERSON CO

*

Elsztain Managing Partners Limited beneficially own 1,241,818 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 1,092,513 shares of Common Stock held by Real Estate Strategies L.P ;(ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Real Estate Strategies L.P.; and (iii) 117,000 shares of Common Stock which would be received upon the conversion of the 161,986 shares of Series E Stock, which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 16 of 33 Pages

1.	NAME OF REPORTING PERSON Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,241,818*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,241,818*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,818*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14.	TYPE OF REPORTING PERSON PN

*

Real Estate Strategies L.P. beneficially owns 1,241,818 shares of Common Stock, consisting of (i) 1,092,513 shares of Common Stock, (ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note and (iii) 117,000 shares of Common Stock which would be received upon the conversion of the 161,986 shares of Series E Stock, which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 17 of 33 Pages

1.	NAME OF REPORTING PERSON Real Estate Investment Group VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,497,272*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,497,272*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,272*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14.	TYPE OF REPORTING PERSON PN

*

Real Estate Investment Group VII L.P. beneficially owns 2,497,272 shares of Common Stock, consisting of (i) 2,197,023 shares of Common Stock, (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for its benefit and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 325,752 shares of Series E Stock, which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 11,920,775 shares of Common Stock outstanding as of May 1, 2019.

CUSIP No. 20676Y403	Page 18 of 33 Pages

Explanatory Note

This Amendment is being filed to report voting agreements with respect to securities of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”), beneficially owned by certain of the Reporting Persons. The voting agreements are not purchases or sales of securities of Condor and have no effect on the overall number of securities of Condor beneficially owned in the aggregate by the Reporting Persons.

Item 1.	Security and Issuer

This Amendment No. 8 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014 and as amended on March 23, 2016, and as amended on January 27, 2017, and as amended on February 28, 2017, and as amended on April 7, 2017, and as amended on July 3, 2018, jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), IFIS Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), Helmir S.A. (Helmir), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Elsztain Managing Partners Ltd (EMP); Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin, EMP, Efanur and Real Estate Investment Group VII, L.P. (“REIG VII”), which is joining as a reporting person on this Statement, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) beneficially owned by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on July 19, 2019. The address of the principal executive offices of Condor is 4800 Montgomery Lane, Suite 220, Bethesda, MD 20814.

Item 2.	Identity and Background

Item 2 is amended to add the following:

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The voting agreements are not purchases or sales of securities of Condor by the Reporting Persons and the Reporting Persons continue to beneficially own, in the aggregate, the same number of securities of Condor as beneficially owned prior to entering into the voting agreements.

Item 4.	Purpose of the Transaction

Item 4 is supplemented with the information set forth in Item 6 below which is incorporated herein by reference.

CUSIP No. 20676Y403	Page 19 of 33 Pages

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment No. 7 is incorporated by reference in its entirety into this Item 5.

The Reporting Persons beneficially own, in the aggregate, 3,787,166 shares of Common Stock consisting of (i) 3,337,612 shares of Common Stock, (ii) 97,269 shares of Common Stock issuable on conversion of a convertible promissory note in $1,011,599 principal amount, at a conversion price of $10.40 per share of Common Stock and (iii) 352,285 shares of Common Stock which would be received upon the conversion of 487,738 shares of Series E Stock beneficially owned by the Reporting Persons which are convertible by the holders.

(i)

Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin, EMP, and Tyrus, except for RES a company in which EMP (a company wholly owned by CVC Cayman) is the General Partner and REIG VII, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner;

(ii)

As of the date of this report, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. Elsztain also owns 85% of CAM which owns 100% of CVC Uruguay, which in turn owns 0.0002% of Cresud’s shares, 1.03% of IRSA´s shares, and 100% of CVC Cayman. None of these companies directly own Common Stock. As of that same date, Elsztain directly owns the equivalent of 203,751 common shares of the outstanding equity capital of Cresud, representing approximately 0.04% of Cresud’s issued and outstanding common shares;

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)

IFISA directly owns the equivalent of 114,926,563 common shares of Cresud representing approximately 22.91% of Cresud’s issued and outstanding common shares; Agroinvestment directly owns the equivalent of 67,360,740 common shares of Cresud representing approximately 13.43% of Cresud’s issued and outstanding common shares. Neither IFISA nor Agroinvestment directly own Common Stock;

(vi)

Cresud directly owns 61.68% of IRSA’s common shares. Cresud does not directly own Common Stock; Helmir, a company wholly owned by Cresud, owns 0.38% of IRSA’s common shares and does not directly own Common Stock.

(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(ix)	Jiwin serves as general Partner of REIG VII; Jiwin does not directly own Common Stock;

(x)	EMP serves as general Partner of RES; EMP does not directly own Common Stock;

(x)	Efanur is the sole limited partner of REIG VII. Efanur owns directly 48,076 shares of Common Stock;

(xi)

RES owns directly 1,092,513 Shares of Common Stock of Condor. RES owns directly 161,986 shares of Series E Stock, which is convertible into 117,000 shares of Common Stock. RES holds directly a promissory note convertible for up to 32,305 shares of Common Stock attributable to RES, subject to the 49% ownership limitation; and

(xii)

REIG VII owns directly 2,197,023 Shares of Common Stock of Condor. REIG VII owns directly 325,752 shares of Series E Stock which is convertible into 235,285 shares of Common Stock. REIG VII holds an interest in a promissory note convertible for up to 64,964 shares of Common Stock attributable to REIG VII, subject to the 49% ownership limitation.

CUSIP No. 20676Y403	Page 20 of 33 Pages

Given the foregoing, as of July 19, 2019, the Reporting Persons may be deemed to be currently the beneficial owners of 3,787,166 shares of Common Stock, representing approximately 30.6% of the voting stock of Condor.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Item 3 is incorporated herein by reference.

(d)-(e)	Not applicable.

CUSIP No. 20676Y403	Page 21 of 33 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

On July19, 2019, Condor and Condor Limited Partnership, a Virginia limited partnership (the “Operating Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NHT Operating Partnership, LLC, a Delaware limited liability company (“Parent”), NHT Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), and NHT Operating Partnership II, LLC, a Virginia limited liability company (“Merger OP”, and together with Parent and Merger Sub, the “Parent Parties”) pursuant to which, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into Condor, with Condor surviving such merger as a wholly owned subsidiary of Parent (the “Company Merger”) and (b) Merger OP will merge with and into the Operating Partnership, with Merger OP surviving such merger (the “Partnership Merger” and, together with the Company Merger, the “Mergers”).

Concurrently with the execution of the Merger Agreement, Efanur, RES and REIG VII each entered into voting agreements (collectively the “Voting Agreements” and each a “Voting Agreement”) with the Parent Parties, each dated July19, 2019, pursuant to which, among other things and subject to the terms and conditions of the Voting Agreements, each of Efanur, RES and REIG VII have agreed at every meeting of the shareholders of Condor called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Condor with respect to any of the following matters, they will, or will cause the holder of record on any applicable record date to (including via proxy), to vote 100% of the Common Stock, the Series E Preferred Stock, and any Common Stock, Series E Preferred Stock or other capital stock of Condor they acquire prior to the expiration date of the Voting Agreements, owned beneficially or of record by them: in favor of (i) approval of the Mergers, (ii) approval and adoption of the Merger Agreement and (iii) any proposal to adjourn a meeting of the Condor’s stockholders to solicit additional proxies in favor of the approval of the Merger Agreement and (b) against any (i) Acquisition Proposal (as defined in the Merger Agreement) for Condor, (ii) action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in the Merger Agreement not being fulfilled and (c) action which would reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

Each Voting Agreement terminates upon the earlier of (i) the effective time of the Mergers, (ii) termination of the Merger Agreement in accordance with its terms, (iii) the date and time within 30 days following the date of the Merger Agreement as Condor’s board of directors makes a Change in Recommendation (as defined in the Merger Agreement) pursuant to Section 5.2(e)(ii) of the Merger Agreement, (iv) the termination of the Merger Agreement by mutual consent of the parties, (v) the termination of the Voting Agreement by mutual written consent of the parties, or (vi) the date of any amendment, waiver or modification of the Merger Agreement without the shareholder’s prior written consent that has the effect of (a) decreasing the Merger Consideration (as defined in the Merger Agreement) or (b) changing the form of Merger Consideration (in the case of each of subclauses (a) and (b), payable to the shareholders pursuant to the Merger Agreement), (c) to extend the End Date (as defined in the Merger Agreement) of the Merger Agreement except as contemplated by Section 7.4 of the Merger Agreement, or (d) to impose any material restrictions or additional material conditions on the consummation of the Mergers provided for in the Merger Agreement or the payment of the Merger Consideration or otherwise in a manner material and adverse to the shareholder.

Efanur, RES and REIG VII have granted the Parent Parties irrevocable proxies to vote their Condor securities as provided in the Voting Agreements. The Reporting Persons also agreed to certain restrictions on transfer of their shares of Common Stock and Series E Stock as further set forth in the Voting Agreement.

CUSIP No. 20676Y403	Page 22 of 33 Pages

Copies of the Voting Agreement are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto. The description of the Voting Agreements included in this Schedule 13D/A are qualified in its entirety by reference to the filed exhibits.

Item 7.	Material to be filed as Exhibits

Exhibit 99.1 – VOTING AGREEMENT, dated as of July 19, 2019 by and among NHT Operating Partnership, LLC, NHT REIT Merger Sub, LLC, NHT Operating Partnership II, LLC and Efanur S.A.

Exhibit 99.2 – VOTING AGREEMENT, dated as of July 19, 2019 by and among NHT Operating Partnership, LLC, NHT REIT Merger Sub, LLC, NHT Operating Partnership II, LLC and Real Estate Strategies L.P.

Exhibit 99.3 – VOTING AGREEMENT, dated as of July 19, 2019 by and among NHT Operating Partnership, LLC, NHT REIT Merger Sub, LLC, NHT Operating Partnership II, LLC and Real Estate Investment Group VII, L.P.

CUSIP No. 20676Y403	Page 23 of 33 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

CUSIP No. 20676Y403	Page 24 of 33 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Chairman Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Vice Chairman I Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Vice Chairman IIBolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Ilan Ariel Elsztain Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

CUSIP No. 20676Y403	Page 25 of 33 Pages

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors of Elsztain Managing Partners Ltd.

1.	Eduardo S. Elsztain President Wickhams Cay, P.O. Box 662, Road Town Tortola British Virgin Islands Citizen of Argentina	2.	Saul Zang Sole Director Wickhams Cay, P.O. Box 662, Road Town Tortola British Virgin Islands Citizen of Argentina

Directors of Helmir S.A.

1.	Eduardo S. Elsztain (Chairman) Director Zabala 1422, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Zabala 1422 Montevideo Republic of Uruguay Citizen of Uruguay

CUSIP No. 20676Y403	Page 26 of 33 Pages

2.	Alejandro Gustavo Elsztain Second Vice Chairman Zabala 1422 Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice Chairman Zabala 1422 Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 27 of 33 Pages

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Carlos Blousson General Manager for Argentina & Bolivia Operations Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 28 of 33 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Gastón Armando LernoudAlternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 29 of 33 Pages

7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Daniel R. Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 30 of 33 Pages

Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

CUSIP No. 20676Y403	Page 31 of 33 Pages

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

CUSIP No. 20676Y403	Page 32 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: July 23, 2019

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

CUSIP No. 20676Y403	Page 33 of 33 Pages

Real Estate Strategies L.P.		Jiwin S.A.

By:	Elsztain Managing Partners Ltd., its general partner	By:	/s/ Eduardo S. Elsztain
		Name:	Eduardo S. Elsztain
By:	/s/ Eduardo S. Elsztain	Title:	Chairman of the Board
Name:	Eduardo S. Elsztain
Title:	President

Irsa Inversiones y Representaciones Sociedad Anonima		Real Estate Investment Group VII, L.P.

By:	/s/ Eduardo S. Elsztain	By:	Jiwin S.A., its general partner
Name:	Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Title:	Chairman of the Board	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

Helmir S.A.		Elsztain Managing Partners Ltd

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director	Title:	President